Exhibit 4.3
DESCRIPTION OF SECURITIES
We have two classes of equity securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):
1) American Depositary Shares, each representing one ordinary share, nominal value €0.025 per share (the “ADSs”); and
2) Ordinary Shares, nominal value €0.025 per share (the “Ordinary Shares”).

DESCRIPTION OF ADSs
American Depositary Shares
The Bank of New York Mellon, as depositary, registers and delivers American Depositary Shares, also referred to as ADSs. Each ADS represents one ordinary share (or a right to receive one ordinary share) deposited with the principal Paris office of BNP Paribas or any successor, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary in respect of the depositary facility. The depositary’s corporate trust office at which the ADSs are administered and the depositary’s principal executive office are located at 240 Greenwich Street, New York, New York, 10286.
Criteo shareholders may hold ADSs either (1) directly (a) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in the shareholder’s name, or (b) by having ADSs registered in the shareholder’s name in the Direct Registration System, or (2) indirectly by holding a security entitlement in ADSs through the shareholder’s broker or other financial institution. If the shareholder holds ADSs directly, the shareholder is a registered ADS holder, also referred to as an ADS holder. This description assumes the shareholder is an ADS holder. If a shareholder holds the ADSs indirectly, it must rely on the procedures of its broker or other financial institution to assert the rights of ADS holders described in this section. Shareholders should consult with their broker or financial institution to find out what those procedures are.
The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, also referred to as DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership is confirmed by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.
ADS holders are not treated as one of our shareholders and do not have shareholder rights. French law governs shareholder rights. The depositary is the holder of the ordinary shares underlying ADSs. Holders of ADSs have ADS holder rights. A deposit agreement among us, the depositary and ADS holders, and all other persons directly and indirectly holding ADSs, sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs. In the event of any discrepancy between the ADRs and the deposit agreement, the deposit agreement governs.
The ADSs are registered with the SEC on Form F-6 (File no. 333-191715) and the form deposit agreement is filed as an exhibit to such registration statement.
The following is a summary of the material provisions of the deposit agreement. For more complete information, shareholders should read the entire deposit agreement and the form of ADR, which have been filed as exhibits to the Annual Report on Form 10-K of which this Exhibit is a part.
Dividends and Other Distributions
The depositary has agreed to pay ADS holders the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. ADS holders will receive these distributions in proportion to the number of ordinary shares their ADSs represent.

Cash.    We do not expect to declare or pay any cash dividends or cash distributions on our ordinary shares for the foreseeable future. The depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares or any net proceeds from the sale of any ordinary shares, rights, securities or other entitlements into U.S. dollars if it can do so on a reasonable basis and at the then prevailing market rate, and can transfer the U.S. dollars to the United States. If that is not possible and lawful or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary that must be paid, will be deducted. For additional information, please see our periodic reports and other filings with the SEC. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, ADS holders may lose some or all of the value of the distribution.
Ordinary Shares.    The depositary may distribute additional ADSs representing any ordinary shares we distribute as a dividend or free distribution to the extent reasonably practicable and permissible under law. The depositary will only distribute whole ADSs. It will try to sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new ordinary shares. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses in connection with that distribution.
Elective Distributions in Cash or Shares.    If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, the depositary, after consultation with us, may make such elective distribution available to ADS holders. We must first instruct the depositary to make such elective distribution available to ADS holders. As a condition of making a distribution election available to ADS holders, the depositary may require satisfactory assurances from us that doing so would not require registration of any securities under the Securities Act. There can be no assurance that ADS holders will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares, or at all.
Rights to Purchase Additional Ordinary Shares.    If we offer holders of our securities any rights to subscribe for additional ordinary shares or any other rights, the depositary may make these rights available to ADS holders. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, ADS holders will receive no value for them.
If the depositary makes rights available to ADS holders, it will exercise the rights and purchase the ordinary shares on their behalf and in accordance with their instructions. The depositary will then deposit the ordinary shares and deliver ADSs to ADS holders. It will only exercise rights if an ADS holder pays it the exercise price and any other charges the rights require ADS holders to pay and comply with other applicable instructions.

U.S. securities laws may restrict transfers and cancellation of the ADSs representing ordinary shares purchased upon exercise of rights. For example, ADS holders may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.
Other Distributions.    The depositary will send to ADS holders anything else we distribute on deposited securities by any means it determines is equitable and practicable. If it cannot make the distribution proportionally among the owners, the depositary may adopt another equitable and practical method. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. In addition, the depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

Neither we nor the depositary are responsible for any failure to determine that it may be lawful or feasible to make a distribution available to any ADS holders. We have no obligation to register ADSs, ordinary shares, rights or other securities under the Securities Act. This means that ADS holders may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to ADS holders.
Deposit, Withdrawal and Cancellation
How are ADSs issued?
The depositary will deliver ADSs if the holder or its broker deposits ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or share transfer taxes or fees, and delivery of any required endorsements, certifications or other instruments of transfer required by the depositary, the depositary will register the appropriate number of ADSs in the names requested and will deliver the ADSs to or upon the order of the person or persons that made the deposit.
How can ADS holders withdraw the deposited securities?
ADS holders may surrender their ADSs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or share transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to the ADS holder or a person designated by it at the office of the custodian or through a book-entry delivery. Alternatively, at the ADS holder’s request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.
How can ADS holders interchange between certificated ADSs and uncertificated ADSs?
ADS holders may surrender their ADRs to the depositary for the purpose of exchanging their ADRs for uncertificated ADSs. The depositary will cancel the ADRs and will send the ADS holder a statement confirming that the ADS holder is the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights
How do ADS holders vote?
ADS holders may instruct the depositary to vote the number of whole deposited ordinary shares their ADSs represent. The depositary will notify ADS holders of shareholders’ meetings or other solicitations of consents and arrange to deliver our voting materials to ADS holders if we ask it to. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary.
The depositary will try, as far as practical, and subject to the laws of France and to our By-laws, to vote or to have its agents vote the ordinary shares or other deposited securities as instructed by ADS holders. If we requested the depositary to act at least 30 days prior to the meeting date and the depositary does not receive voting instructions from an ADS holder by the specified date, it will consider the ADS holder to have authorized and directed it to vote or cause to be voted the number of deposited securities represented by the ADS holder’s ADSs in favor of all resolutions set out in the notice of meeting that are endorsed by the Company’s board of directors and against all resolutions of that kind that are not so endorsed. The depositary will vote or cause to be voted the deposited securities in accordance with the above unless we notify the depositary that we do not wish the deposited securities to be so voted.
The depositary will only vote or attempt to vote as an ADS holder instructs or as described above.
We cannot assure ADS holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions provided that any such failure is in good faith. This means that ADS holders may not be able to exercise their right to vote and there may be nothing they can do if their ordinary shares are not voted as they requested.
In order to give ADS holders a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date except where under French law the notice period for such meeting is less than 30 days. If we request that the depositary act less than 30 days in advance of a meeting date, the depositary shall use commercially reasonable efforts to distribute the information and otherwise comply with the voting provisions described above.
Except as described above, ADS holders will not be able to exercise their right to vote unless they withdraw the ordinary shares. However, ADS holders may not know about the shareholder meeting enough in advance to withdraw the ordinary shares.

Fees and Expenses
What fees and expenses are ADS holders responsible for paying?
Pursuant to the terms of the deposit agreement, the holders of ADSs are required to pay the following fees:

Persons depositing or withdrawing ordinary shares or ADSs must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
Issue of ADSs, including issues resulting from a distribution of ordinary shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	Any cash distribution to an ADS holder

A fee equivalent to the fee that would be payable if securities distributed to an ADS holder had been ordinary shares and the shares had been deposited for issue of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to an ADS holder

$0.05 (or less) per ADS per calendar year, which fee will initially be set at $0.02 per ADS per calendar year but may be changed at any time	Depositary services

Registration or transfer fees	Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when an ADS holder deposits or withdraws shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, share transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide for-fee services until its fees for those services are paid.
From time to time, the depositary may make payments to us to reimburse or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.
Payment of Taxes
ADS holders are responsible for any taxes or other governmental charges payable on their ADSs or on the deposited securities represented by any of their ADSs. The depositary may refuse to register any transfer of ADSs or allow ADS holders to withdraw the deposited securities represented by their ADSs until such taxes or other charges are paid. It may apply payments owed to ADS holders or sell deposited securities represented by their ADSs to pay any taxes owed and ADS holders will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs registered in an ADS holder’s name to reflect the sale and pay the ADS holder any net proceeds, or send the ADS holder any property, remaining after it has paid the taxes. ADS holders’ obligations to pay taxes and indemnify us and the depository against any tax claims will survive the transfer or surrender of their ADSs, the withdrawal of the deposited ordinary shares as well as the termination of the deposit agreement.
Reclassifications, Recapitalizations and Mergers

If we:	Then:

Change the nominal or par value of our ordinary shares	The cash, ordinary shares or other securities received by the depositary will become deposited securities.

Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.

Distribute securities on the ordinary shares that are not distributed to ADS holders
The depositary may deliver new ADSs or ask ADS holders to surrender their outstanding ADRs in exchange for new ADRs identifying the new deposited securities. The depositary may also sell the new deposited securities and distribute the net proceeds if we are unable to assure the depositary that the distribution (a) does not require registration under the Securities Act or (b) is exempt from registration under the Securities Act.

Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action
Any replacement securities received by the depositary shall be treated as newly deposited securities and either the existing ADSs or, if necessary, replacement ADSs distributed by the depositary will represent the replacement securities. The depositary may also sell the replacement securities and distribute the net proceeds if the replacement securities may not be lawfully distributed to all ADS holders.

Amendment and Termination
How may the deposit agreement be amended?
We may agree with the depositary to amend the deposit agreement and the ADRs without ADS holders’ consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or materially prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, ADS holders are considered, by continuing to hold their ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.
How may the deposit agreement be terminated?
The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to ADS holders at least 30 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary within 60 days. In such case, the depositary must notify ADS holders at least 30 days before termination.
After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver ordinary shares and other deposited securities upon cancellation of ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations under the deposit agreement will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay and we will not have any obligations thereunder to current or former ADS holders.

Limitations on Obligations and Liability
Limits on our obligations and the obligations of the depositary; limits on liability to holders of ADSs
The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

are not liable if either of us exercises, or fails to exercise, discretion permitted under the deposit agreement;

are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

are not liable for any tax consequences to any holders of ADSs on account of their ownership of ADSs;

have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on an ADS holder’s behalf or on behalf of any other person; and

may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper person.
In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances. Additionally, we, the depositary and each owner and holder waives the right to a jury trial in an action against us or the depositary arising out of or relating to the deposit agreement.
Requirements for Depositary Actions
Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require:

payment of share transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities;

satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.
The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

ADS Holders’ Right to Receive the Ordinary Shares Underlying Their ADSs
ADS holders have the right to cancel their ADSs and withdraw the underlying ordinary shares at any time except:

when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our ordinary shares;

when they owe money to pay fees, taxes and similar charges; and

when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.
This right of withdrawal is not limited by any other provision of the deposit agreement.
Pre-release of ADSs
The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADSs. The depositary may also deliver ordinary shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying ordinary shares are delivered to the depositary. The depositary may receive ADSs instead of ordinary shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that (a) it or its customer owns the ordinary shares or ADSs to be deposited, (b) it or its customer assigns all beneficial right, title and interest in the ordinary shares or ADSs to be deposited to the depositary for the benefit of the owners, and (c) it will not take any action with respect to the ordinary shares or ADSs to be deposited that is inconsistent with the transfer of ownership (including, without the consent of the depositary, disposing of the ordinary shares or ADSs to be deposited other than in satisfaction of the pre-release); (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.
Direct Registration System
In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC under which the depositary may register the ownership of uncertificated ADSs and such ownership will be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.
Shareholder Communications; Inspection of Register of Holders of ADSs; ADS Holder Information
The depositary will make available for ADS holders’ inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send ADS holders copies of those communications if we ask it to. ADS holders have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.
Each holder of ADSs will be required to provide such information as from time to time may be requested by the Company, or as may otherwise be required to be disclosed, in accordance with applicable law, the rules and requirements of any stock exchange or clearing system on which the ADSs are traded or the By-laws of the Company.

DESCRIPTION OF ORDINARY SHARES
The following description of our share capital summarizes certain provisions of our By-laws. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of our By-laws, a copy of which has been filed as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part.
General
As of March 2, 2020, our outstanding share capital consisted of a total of 66,040,322 ordinary shares, with nominal value €0.025 per share.
Under French law, our By-laws set forth only our issued and outstanding share capital as of the date of the By-laws. Our fully diluted share capital represents all issued and outstanding shares, as well as all potential shares which may be issued upon exercise of outstanding employee warrants, employee share options and non-employee warrants, as approved by our shareholders and granted by our board of directors.
Key Provisions of Our By-laws and French Law Affecting Our Ordinary Shares
The description below reflects the terms of our amended and restated by-laws, or our By-laws, and summarizes the material rights of holders of our ordinary shares under French law. Please note that this is only a summary and is not intended to be exhaustive. For further information, please refer to the full version of our By-laws which is included as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part.
Corporate Purpose (Article 3 of the By-laws)
Our corporate purpose in France and abroad includes:

providing IT services and software, acting as a communication agency, providing consulting services to companies and engaging in distance sales;

taking equity stakes or acquiring interests in all commercial, industrial, financial, real or personal property companies and enterprises by creating new companies, making contributions, subscribing for or purchasing securities or corporate rights, carrying out corporate mergers and entering into alliances or consortia, whether by taking equity stakes or otherwise;

managing, administering and disposing of said equity stakes, including providing consulting services in the fields of administration and management, in particular commercial, financial and administrative; and

more broadly, engaging in all financial, commercial, industrial and personal or real property operations that may be directly or indirectly related to the purposes above or any similar or connected purposes that may promote the Company’s expansion or development in France and abroad.

Directors
Term of office (Article 11 of the By-Laws).    Our By-laws provide that members of our board of directors are elected for a tenure of two years.
Quorum and Voting (Article 12 of the By-Laws).    The board of directors can only deliberate if at least half of the directors attend the meeting in the manners provided for in our By-laws. Our By-laws allow directors to attend meetings of the board of directors in person or, to the extent permitted by applicable law, by videoconference or other telecommunications arrangements. In addition, our By-Laws allow a director to grant another director a proxy to represent him at a meeting of the board of directors, but no director can hold more than one proxy at any meeting. Decisions of the board of directors are taken by the majority of votes cast.
Directors’ Voting Powers on Proposal, Arrangement or Contract in which any Director Is Materially Interested (Article 16 of the By-laws).    Under French law, any agreement entered into (directly or through an intermediary) between us and any director that is not entered into (1) in the ordinary course of our business and (2) upon standard market terms is subject to the prior authorization of the board of directors (it being specified that the interested director cannot vote on such decision). The same provision applies to agreements between us and another company if one of our directors is the owner or a general partner, manager, director, general manager or member of the executive or supervisory board of the other company, as well as to agreements in which one of our directors has an indirect interest.
Directors’ Compensation.    The maximum aggregate amount of annual attendance fees (jetons de présence) of the board of directors is determined at the shareholders’ annual ordinary general meeting. The board of directors then allocates all or part of this maximum aggregate amount among some or all of its members by a simple majority vote. In addition, the board of directors may grant exceptional compensation (rémunérations exceptionnelles) to individual directors on a case-by-case basis for special and temporary assignments. The board of directors may also authorize the reimbursement of reasonable travel and accommodation expenses, as well as other expenses incurred by directors in the corporate interest.
Board of Directors’ Borrowing Powers.    There are currently no limits imposed on the amounts of loans or borrowings that the board of directors may approve.
Directors’ Age Limits (Article 11 of the By-laws).    The number of directors who are more than seventy (70) years old may not exceed one third of the directors in office.
Employee Director Limits (Article 11 of the By-laws).    The number of directors who are also party to employment contracts with the Company may not exceed one-third of the directors in office.
Directors’ Share Ownership Requirements.    None.
Rights, Preferences and Restrictions Attaching to Ordinary Shares
Dividends (Article 22 of the By-laws).    We may only distribute dividends out of our “distributable profits,” plus any amounts held in our reserves that the shareholders decide to make available for distribution, other than those reserves that are specifically required by law. “Distributable profits” consist of our unconsolidated net profit in each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the mandatory reserve accounts pursuant to French law (see below).
Legal Reserve (Article 21 of the By-laws).    Pursuant to French law, we must allocate 5% of our unconsolidated net profit for each year to our legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate par value of the issued and outstanding share capital.
Approval of Dividends.    Pursuant to French law, our board of directors may propose a dividend for approval by the shareholders at the annual ordinary general meeting.
Upon recommendation of our board of directors, our shareholders may decide to allocate all or part of any distributable profits to special or general reserves, to carry them forward to the next fiscal year as retained earnings or to allocate them to the shareholders as dividends. However, dividends may not be distributed when our net assets are or would become as a result of such distribution lower than the amount of the share capital plus the amount of the legal reserves which, under French law, may not be distributed to shareholders.
Our Board of Directors may distribute interim dividends after the end of the fiscal year but before the approval of the financial statements for the relevant fiscal year when the interim balance sheet, established during such year and certified by our statutory auditors, reflects that we have earned distributable profits since the close of the last financial year, after recognizing the necessary depreciation and provisions and after deducting prior losses, if any, and the sums to be allocated to reserves, as required by law or the By-laws, and including any retained earnings. The amount of such interim dividends may not exceed the amount of the profit so defined.

Distribution of Dividends.    Dividends are distributed to shareholders pro rata according to their respective holdings of shares. In the case of interim dividends, distributions are made to shareholders on the date set by our board of directors during the meeting in which the distribution of interim dividends is approved. The actual dividend payment date is decided by the shareholders at an ordinary general shareholders’ meeting or by our board of directors in the absence of such a decision by the shareholders. Shareholders that own shares on the actual payment date are entitled to the dividend.
Dividends may be paid in cash or, if the shareholders’ meeting so decides, in kind, provided that all shareholders receive a whole number of assets of the same nature paid in lieu of cash. Our By-laws provide that, subject to a decision of the shareholders’ meeting taken by ordinary resolution, each shareholder may be given the choice to receive his dividend in cash or in shares.
Timing of Payment (Article 22 of the By-laws).    Pursuant to French law, dividends must be paid within a maximum of nine months after the close of the relevant fiscal year.
Voting Rights (Article 9 of the By-laws).    We only have ordinary shares outstanding. Each share entitles its holder to vote and be represented in the shareholders’ meetings in accordance with the provisions of French law and of our By-laws. By operation of law, ownership of one share implies adherence to our By-laws and the decisions of the shareholders’ meeting.

In general, each shareholder is entitled to one vote per share at any general shareholders’ meeting.
Under French law, treasury shares or shares held by entities controlled by us are not entitled to voting rights and do not count for quorum purposes.
Rights to Share in Our Profit (Article 9 of the By-laws).    Each share entitles its holder to a portion of the corporate profits and assets proportional to the amount of share capital represented thereby.
Rights to Share in the Surplus in the Event of Liquidation (Article 27 of the By-laws).    If we are liquidated, any assets remaining after payment of the debts, liquidation expenses and all of the remaining obligations will first be used to repay in full the par value of our shares. Any surplus will be distributed pro rata among shareholders in proportion to the number of shares respectively held by them.
Repurchase and Redemption of Shares.    Under French law, we may acquire our own shares for the following purposes only:

to decrease our share capital by way of cancellation of the shares so acquired, provided that such a decision is not driven by losses and that a purchase offer is made to all shareholders on a pro rata basis or that such purchases be made on the market, following a decision of the shareholders at an extraordinary general meeting to reduce the Company’s share capital;

to provide shares for distribution to employees or managers under a profit-sharing, restricted (free) share or share option plan; in this case the shares repurchased must be distributed within 12 months from their repurchase failing which they are automatically cancelled;

to provide shares to be used in payment or in exchange for assets acquired by the Company in an M&A transaction, merger, spin off or contribution; in this case the shares repurchased must be distributed within 24 months from their repurchase failing which they are automatically cancelled; or

to offer them to shareholders having expressed an interest in acquiring them in the context of an organized sale process carried out by the Company in the 3 months following each annual shareholders’ meeting, such sales to be carried out within 60 months from their repurchase failing which they are automatically cancelled;

No such repurchase of shares may result in us holding, directly or through a person acting on our behalf, more than 10% of our issued share capital (5% in case of repurchase of shares to be used in payment or in exchange for assets acquired by us). Shares repurchased by us continue to be deemed “issued” under French law but are not entitled to dividends or voting rights so long as we hold them directly or indirectly, and we may not exercise the preemptive rights attached to them.
Sinking Fund Provisions.    Our By-laws do not provide for any sinking fund provisions.
Liability to Further Capital Calls.    Shareholders are liable for corporate liabilities only up to the par value of the shares they hold; they are not liable to further capital calls.
Requirements for Holdings Exceeding Certain Percentages.    None, except as described below in “-Ownership of Shares and ADSs by Non-French Persons.”

Actions Necessary to Modify Shareholders’ Rights
Shareholders’ rights may be modified as allowed by French law. Only the extraordinary shareholders’ meeting is authorized to amend any and all provisions of our By-laws. It may not, however, increase shareholder commitments without the prior approval of each shareholder.
Special Voting Rights of Warrant Holders
Under French law, the holders of warrants of the same class (i.e., warrants that were issued at the same time and with the same rights), including employee warrants, are entitled to vote as a separate class at a general meeting of that class of warrant holders under certain circumstances, principally in connection with any proposed modification of the terms and conditions of the relevant class of warrants or any proposed issuance of preferred shares or any modification of the rights of any outstanding class or series of preferred shares.
Rules for Admission to and Calling Annual Shareholders’ Meetings and Extraordinary Shareholders’ Meetings
Access to, Participation in and Voting Rights at Shareholders’ Meetings (Article 19 of the By-laws).    Shareholders’ meetings are composed of all shareholders whose shares are paid up and for whom a right to attend shareholders’ meetings has been established by registration of the shares in an account in the name of the shareholder on the day of the meeting.
The board of directors may organize, in accordance with legal and regulatory requirements, the participation and vote of shareholders via video-conferencing or other means of telecommunications contemplated by law and regulation that allow identification of the shareholders. In such case, shareholders participating via video-conferencing or other means of telecommunications in the manner approved by the board shall be deemed present for the calculation of quorum and majority requirements at shareholders’ meetings.
Any shareholder may, in accordance with legal and regulatory requirements, vote by mail or grant a proxy to his/her spouse, his/her partner with whom he/she has entered into a civil union or another shareholder for physical persons, or to any person that they may chose for legal entities. Shareholders may, in accordance with legal and regulatory requirements, send their vote or proxy, either by hard copy or via telecommunications means, it being specified that their votes must be received at least three days prior to the meeting for hard copies and on the day before the meeting at 3 p.m. Paris time at the latest for electronic votes by email, and their proxy no later than on the date of the meeting if granted to a designated person or no later than on the day before the meeting at 3 p.m. Paris time for proxies without a designated attorney and therefore granted to the chairman of the meeting.
Shareholders sending their vote within such time limit, using the form provided to them by us to this effect, are deemed present or represented at the meeting.
Notice of Annual Shareholders’ Meetings.    Shareholders’ meetings are convened by our board of directors, or, failing that, by the statutory auditors, or by a court appointed agent or liquidator in certain circumstances, or by the controlling shareholder following a change in control. Meetings are held at our registered offices or at any other location indicated in the convening notice. Subject to limited exceptions provided by French law, notices must be given at least 15 days before the date of the meeting. When the shareholders’ meeting cannot deliberate due to the lack of the required quorum, the second meeting must be called at least ten days in advance in the same manner as used for the first notice.

Agenda and Conduct of Annual Shareholders’ Meetings.     The agenda of the shareholders’ meeting shall appear in the notice to convene the meeting and is set by the author of the notice. The shareholders’ meeting may only deliberate on the items on the agenda except for the removal of directors and the appointment of their successors which may be put to vote by any shareholder during any shareholders’ meeting. One or more shareholders representing the percentage of share capital required by French law (currently 5%), and acting in accordance with legal requirements and within applicable time limits, may request the inclusion of items or proposed resolutions on the agenda.
Shareholders’ meetings shall be chaired by the Chairman of the board of directors or, in his or her absence, by a director appointed for this purpose by the board of directors; failing which, the meeting itself shall elect a Chairman. Vote counting shall be supervised by the Chairman, two members of the meeting who are present and accept such duties representing, either on their own behalf or as proxies, the greatest number of votes, and a secretary appointed by them.
Ordinary Shareholders’ Meeting.     Ordinary shareholders’ meetings are those meetings called to make any and all decisions that do not amend our By-laws. An ordinary meeting shall be convened at least once a year within six months of the end of each fiscal year in order to approve the annual and consolidated accounts for the relevant fiscal year or, in case of postponement, within the period established by court order. Upon first or second notice, the meeting may validly deliberate only if the shareholders present or represented by proxy or voting by mail represent at least one-third of the shares entitled to vote. Decisions are made by a majority of the votes cast of the shareholders present, represented by proxy, or voting by mail. The votes cast do not include votes attached to shares held by shareholders who did not take part in the vote, abstained or voted blank or null.
Extraordinary Shareholders’ Meeting.     Only an extraordinary shareholders’ meeting is authorized to amend our By-laws or approve any decision causing any such amendment (including any decision impacting our share capital, such as the decision to increase new shares). It may not, however, increase shareholder commitments without the approval of each shareholder. Subject to the legal provisions governing share capital increases from reserves, profits or share premiums, the resolutions of the extraordinary meeting shall be valid only if the shareholders present, represented by proxy or voting by mail represent at least one-third of all shares entitled to vote upon first or second notice. If the latter quorum is not reached, the second meeting may be postponed to a date no later than two months after the date for which it was initially called. Decisions are made by a two-thirds majority of the votes cast of the shareholders present, represented by proxy, or voting by mail. The votes cast do not include votes attached to shares held by shareholders who did not take part in the vote, abstained or voted blank or null.
In addition to the right to obtain certain information regarding us at any time, any shareholder may, from the date on which a shareholders’ meeting is convened until the fourth business day preceding the date of the shareholders’ meeting, submit written questions relating to the agenda for the meeting to our board of directors. Our board of directors is required to respond to these questions during the meeting.
Provisions Having the Effect of Delaying, Deferring or Preventing a Change in Control of the Company
Provisions contained in our By-laws and the corporate laws of France, the country in which we are incorporated, could make it more difficult for a third-party to acquire us, even if doing so might be beneficial to our shareholders. These provisions include the following:

provisions of French law allowing the owner of 90% of the share capital or voting rights of a public company to force out the minority shareholders following a tender offer made to all shareholders are only applicable to companies listed on a stock exchange of the European Union and will therefore not be applicable to us;

a merger (i.e., in a French law context, a stock for stock exchange following which our company would be dissolved into the acquiring entity and our shareholders would become shareholders of the acquiring entity) of our company into a company incorporated in the European Union would require the approval of our board of directors as well as a two-thirds majority of the votes cast of the shareholders present, represented by proxy or voting by mail at the relevant meeting;

a merger of our company into a company incorporated outside of the European Union would require 100% of our shareholders to approve it;

In a French law context, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;

our shareholders have granted and may grant in the future our board of directors broad authorizations to increase our share capital or to issue additional ordinary shares or other securities (for example, warrants) to our shareholders, the public or qualified investors, including as a possible defense following the launching of a tender offer for our shares;

our shareholders have preferential subscription rights on a pro rata basis on the issuance by us of any additional securities for cash or a set-off of cash debts, which rights may only be waived by the extraordinary general meeting (by a two-thirds majority of the votes cast) of our shareholders or on an individual basis by each shareholder;

our board of directors has the right to appoint directors to fill a vacancy created by the resignation or death of a director, subject to ratification by the shareholders of such appointment at the next shareholders’ meeting, which prevents shareholders from having the sole right to fill vacancies on our board of directors;

our board of directors can only be convened by its chairman or by directors representing at least one third of the total number of directors;

our board of directors meetings can only be regularly held if at least half of the directors attend either physically or by way of videoconference or teleconference enabling the directors’ identification and ensuring their effective participation in the board’s decisions;

our ordinary shares are in registered form only and we must be notified of any transfer of our shares in order for such transfer to be validly registered;

under French law, a non-French resident as well as any French entity controlled by non-French residents may have to file a declaration for statistical purposes with the Bank of France (Banque de France) following the date of certain foreign investments in us. Additionally, certain investments in a French company relating to certain strategic industries by individual or entities not residents in a member State of the European Union are subject to the prior authorization of the French Ministry of Economy - see the section of this Annual Report titled “Ownership of Shares and ADSs by Non-French Persons”;

approval of at least a majority of the votes cast of the shareholders present, represented by a proxy, or voting by mail at the relevant ordinary shareholders’ general meeting is required to remove directors with or without cause;

advance notice is required for nominations to the board of directors or for proposing matters to be acted upon at a shareholders’ meeting, except that a vote to remove and replace a director can be proposed at any shareholders’ meeting without notice; and

pursuant to French law, the sections of the By-laws relating to the number of directors and election and removal of a director from office may only be modified by a resolution adopted by two-thirds of the votes of our shareholders present, represented by a proxy or voting by mail at the meeting.

Declaration of Crossing of Ownership Thresholds
None, except as described below in “-Ownership of Shares and ADSs by Non-French Persons.”
Changes in Share Capital
Increases in Share Capital.    Pursuant to French law, our share capital may be increased only with shareholders’ approval at an extraordinary general shareholders’ meeting following the recommendation of our board of directors. The shareholders may delegate to our board of directors either the authority (délégation de compétence) or the power (délégation de pouvoir) to carry out any increase in share capital.
Increases in our share capital may be effected by:

issuing additional shares;

increasing the par value of existing shares;

creating a new class of equity securities; and

exercising the rights attached to securities giving access to the share capital.
Increases in share capital by issuing additional securities may be effected through one or a combination of the following:

in consideration for cash;

in consideration for assets contributed in kind;

through an exchange offer;

by conversion of previously issued debt instruments;

by capitalization of profits, reserves or share premium; and

subject to certain conditions, by way of offset against debt incurred by us.
Decisions to increase the share capital through the capitalization of reserves, profits and/or share premium require shareholders’ approval at an extraordinary general shareholders’ meeting, acting under the quorum and majority requirements applicable to ordinary shareholders’ meetings. Increases effected by an increase in the par value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premium. All other capital increases require shareholders’ approval at an extraordinary general shareholders’ meeting acting under the regular quorum and majority requirements for such meetings.

Reduction in Share Capital.    Pursuant to French law, any reduction in our share capital requires shareholders’ approval at an extraordinary general shareholders’ meeting following the recommendation of our board of directors. The share capital may be reduced either by decreasing the par value of the outstanding shares or by reducing the number of outstanding shares. The number of outstanding shares may be reduced by the repurchase and cancellation of shares. Holders of each class of shares must be treated equally unless each affected shareholder agrees otherwise.
Preferential Subscription Right.    According to French law, if we issue additional securities for cash, current shareholders will have preferential subscription rights to these securities on a pro rata basis. Preferential subscription rights entitle the individual or entity that holds them to subscribe pro rata based on the number of shares held by them to the issuance of any securities increasing, or that may result in an increase of, our share capital by means of a cash payment or a set-off of cash debts. The preferential subscription rights are transferable during the subscription period relating to a particular offering.
The preferential subscription rights with respect to any particular offering may be waived at an extraordinary general meeting by a two-thirds vote of our shareholders or individually by each shareholder. Our board of directors and our independent auditors are required by French law to present reports to the shareholders’ meeting that specifically address any proposal to waive the preferential subscription rights. Consistent with standard practice in France for public companies, at least every two years at the annual shareholders’ meeting, we seek shareholder approval to waive preferential subscription rights at an extraordinary general shareholders’ meeting in order to authorize the board of directors to issue additional shares and/or other securities convertible or exchangeable into shares to the extent permitted under French law.
Form, Holding and Transfer of Shares
Form of Shares (Article 7 of the By-laws).    Our By-laws provide that our shares are held in registered form.
Holding of Shares.    In accordance with French law concerning the “dematerialization” of securities, the ownership rights of shareholders are represented by book entries instead of share certificates. Registered shares are entered into an account maintained by us or by a representative appointed by us. We maintain accounts in the name of each shareholder either directly or, at a shareholder’s request, through such shareholder’s accredited intermediary. Each shareholder’s account shows the name of the relevant shareholder and number of shares held.
Neither French law nor our By-laws limit the right of non-residents of France or non-French persons to own or, where applicable, to vote our securities except as described below in “-Ownership of Shares and ADSs by Non-French Persons.”
Assignment and Transfer of Shares (Article 8 of the By-laws).    Shares are freely negotiable, subject to applicable legal and regulatory provisions. They are registered in a share account and transferred by means of a transfer order from account to account. We must receive notice of any transfer for it to be validly registered in our accounts.
Legal Name; Formation; Fiscal Year; Registered Office
Our legal and commercial name is Criteo S.A. We were incorporated as a société par actions simplifiée (S.A.S.) under the laws of the French Republic on November 3, 2005 for a period of 99 years and subsequently converted into a société anonyme. We are registered at the Paris Commerce and Companies Register under the number 484 786 249. Our principal executive offices are located at 32 Rue Blanche 75009 Paris, France, and our telephone number is +33 1 40 40 22 90. Our agent for service of process in the United States is National Registered Agents, Inc. Our fiscal year ends December 31.
Listing
Our ADSs are listed on Nasdaq under the symbol “CRTO.”
Transfer Agent and Registrar
The transfer agent and registrar for our ADSs is The Bank of New York Mellon.

LIMITATIONS AFFECTING SHAREHOLDERS OF A FRENCH COMPANY
Ownership of Shares and ADSs by Non-French Persons
Neither the French Commercial Code nor our By-laws presently impose any restrictions on the right of non-French residents or non-French shareholders to own and vote shares.
However, non-French residents must file a declaration for statistical purposes with the Bank of France (Banque de France) within twenty working days following the date of certain direct foreign investments in us, including any purchase of our ADSs. In particular, such filings are required in connection with investments exceeding €15,000,000 that lead to the acquisition of at least 10% of our Company’s share capital or voting rights or cross such 10% threshold. Violation of this filing requirement may be sanctioned by five years of imprisonment and a fine of up to twice the amount of the relevant investment. This amount may be increased fivefold if the violation is made by a legal entity.
Further, any investment (i) by an individual or entity located in a country that is not a member State of the European Union or of a member State of the European Economic Area having entered into a convention on administrative assistance against tax evasion and fraud with France, or by a French citizen not residing in France, and (ii) that will result in the relevant investor acquiring the control of, all or part of a business of, or more than 33.33% (25% as from April 1st, 2020) of the share capital or voting rights of, a company registered in France and developing activities in certain strategic industries, such as, energy, public health, telecommunications, artificial intelligence, cybersecurity, robotics, data collection or dual-use goods and technology is subject to the prior authorization by the French Ministry of Economy. In the absence of such authorization, the relevant investment shall be deemed null and void.

Foreign Exchange Controls
Under current French foreign exchange control regulations there are no limitations on the amount of cash payments that we may remit to residents of foreign countries. Laws and regulations concerning foreign exchange controls do, however, require that all payments or transfers of funds made by a French resident to a non-resident such as dividend payments be handled by an accredited intermediary. All registered banks and substantially all credit institutions in France are accredited intermediaries.
Availability of Preferential Subscription Rights
Our shareholders have the preferential subscription rights described in the section above titled “-Key Provisions of Our By-laws and French Law Affecting Our Ordinary Shares-Changes in Share Capital-Preferential Subscription Rights.”

Under French law, shareholders have preferential rights to subscribe for cash issues of new shares or other securities giving rights to acquire additional shares on a pro rata basis. Holders of our securities in the U.S. (which may be in the form of shares or ADSs) may not be able to exercise preferential subscription rights for their securities unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements imposed by the Securities Act is available. We may, from time to time, issue new shares or other securities giving rights to acquire additional shares (such as warrants) at a time when no registration statement is in effect and no Securities Act exemption is available. If so, holders of our securities in the U.S. will be unable to exercise any preferential subscription rights and their interests will be diluted. We are under no obligation to file any registration statement in connection with any issuance of new shares or other securities. We intend to evaluate at the time of any rights offering the costs and potential liabilities associated with registering the rights, as well as the indirect benefits to us of enabling the exercise by holders of shares and holders of ADSs in the U.S. of the subscription rights, and any other factors we consider appropriate at the time, and then to make a decision as to whether to register the rights. We cannot assure you that we will file a registration statement.
For holders of our shares in the form of ADSs, the Depositary may make these rights or other distributions available to ADS holders. If the depositary does not make the rights available to ADS holders and determines that it is impractical to sell the rights, it may allow these rights to lapse. In that case the holders will receive no value for them. The section titled “-Description of ADSs-Dividends and Other Distributions” explains in detail the Depositary’s responsibility in connection with a rights offering.